SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 4
                                   FORM 10-SB

                 General Form for Registration of Securities of
                             Small Business Issuers

           Under Section 12 (g) of the Securities exchange Act of 1934

                   ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
              (Exact Name of Small Business Issuer in its Charter)

                   NEW YORK                       11-3377469
       (State or other jurisdiction           (I.R.S. Employer
       incorporated or organization)         Identification No.)


            125 Michael Drive, Suite 101, Syosset, NY       11791
             (Address of principal executive offices)     (Zip Code)

Registrant's Telephone Number, including area code: (516) 921-7288 Securities to be registered pursuant to Section 12 (g) of the Act:
                    Common Stock, $.01, par value

     Securities to be registered pursuant to Section 12 (b) of the Act:
                        None

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

  Adirondack Pure Springs Mt. Water Co., Inc. a New York corporation ("Adirondack" "we" or "us") was organized on March 6, 1997. We are filing this Form 10-SB-A on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. Adirondack was founded to extract, distribute and bottle its natural mountain and spring water from a stream and spring fed natural reservoir in the northeastern United States. Once we raise sufficient funds to construct a bottling facility, we plan to bottle our drinking water at the source in the Incorporated Village of Lake George, New York. However, there can be no assurance such facility will be completed.

  Adirondack has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides for exclusive rights to four water sources, as well as five acres of property to build up to a 50,000 square foot bottling plant from the proceeds of a proposed bond offering, which has been authorized by the (New York) Counties of Warren and Washington Industrial Development Agency ("IDA"). Adirondack's primary water source is located 2700 feet up a mountain from the proposed bottling plant site, and flows into a protected, natural mountain and spring reservoir at an approximate minimum rate of 550,000 gallons per day of natural mountain and spring water. At this rate, our primary source is capable of producing an estimated minimum 200,000,000 gallons of natural mountain and spring water per year. Our three other sources flow at more that 50% of the primary source's flow rate, with a product of similar high quality. The three other sources are within one mile of our proposed bottling plant site. See "Properties."

  Adirondack's business to date has focused on the still water segments of the bottled water market because of its quality natural mountain and spring water, the quantity of its available water and contributing market factors, including its central location in the northeastern United States market, increased government regulation of water quality and increased public awareness and demand for bottled water.

  We have targeted and will continue to target the market for private labeled bottled water, which allows us to sell our products without the expense of an advertising budget that is required to establish brand recognition and market identity. Private label bottled water, is water bottled by Adirondack under another company's brand name (i.e. Ciro for Conca D'Oro), or a brand name created and designed exclusively for use by an Adirondack client (i.e. Siena Springs for Jetro/Restaurant Depot). We are seeking to develop separate brand names for customers who desire a brand name and who would not otherwise distribute a private label bottled water. Adirondack intends to retain ownership of the trademark for each brand that it develops, although some exclusivity regarding use may be granted to the customers. Currently, Adirondack does not own the trademarks for any brand names used on an exclusive basis by its private label clients. Alternatively, we will bottle private label products for customers who seek to sell bottled water under their established brand name.

  Additionally, we have developed our own proprietary brand of water, AVIVA SPRINGS, for which we have filed for a Trademark. Additionally, we have filed for a Trademark for an additional proprietary branded product called Adam's Ale, which is a bottled water product that is to be produced and sold at the end of 2000, or early 2001. Adirondack intends to market AVIVA SPRINGS through its established relationships with those distributors and end users that are interested in purchasing Adirondack's premium quality product, but do not have the interest or ability to properly market a private label of their own.

AVIVA SPRINGS sales will initially focus on the health and fitness field to offset the seasonality of sales generally attributed to the beverage and water industry in the northeast. The revenue/sales high point of the health and fitness season is the same time of year as the low revenue/sales point of the beverage season.

  Until construction of our bottling facility, Adirondack will continue to utilize independent bottlers to produce its products. Adirondack has a preliminary agreement for the authorization of tax-exempt industrial development bonds in the principal amount of up to $4,650,000 with the Counties of Warren and Washington Industrial Development Agency, which offering is subject to several conditions. The proceeds of such bond offering will be utilized to construct a facility on land the company has leased from the Village of Lake George, and will have a capacity for up to three production lines. As per the terms of this agreement, Adirondack is obligated to retain an underwriter for the bond offering and to build its planned facility with the offering proceeds. Adirondack is permitted to build a facility up to 50,000 square feet. In return, the counties of Warren and Washington's Industrial Development Agency will loan Adirondack $4,650,000. Adirondack intends to issue the bonds once it has retained an underwriter for such offering. There can be no assurance such bond offering will be completed.

Industry Overview

According to the 1999 Beverage World Magazine Beverage Market Index, the Bottled Water market has grown in Wholesale Sales ($3.95 billion in 1997 to $4.33 billion in 1988), Retail Sales ($4.74 billion in 1997 to $5.2 billion in 1998), and Gallonage Volume, or Consumption (3.43 billion in 1997 to 3.77 billion in 1998). Additionally, Bottled Water Gallonage, or Consumption, in the convenient or PET size category grew by 27.8% over 1997 and increased its share of the New Age beverage market (i.e. Ready to Drink Teas, Sports Drinks, Fruit Beverages, etc.) to 34.5% of the entire New Age Market Segment. In the entire Beverage Market, Bottled Water gallonage grew by 10.1% over 1997, and as a category now comprises 12.2% of the entire Beverage Market Gallonage, behind only Soft Drinks (49%), Beer (19.4%), and Fruit Beverages (13.2%).Only 42.1% of the Bottled Water market is sold by the Top 10 Brands in the United States, leaving 57.9% of the market available to smaller companies and private label brands.

  The bottled water market comprises three major segments: non-sparkling, sparkling and imported water.

  * Non-sparkling, or still water contains no carbonation and is consumed as an "alternative to tap water." Non-sparkling water is generally distributed directly to homes and offices, through retail outlets and through vending machines. Distinctions are often made among brands of non-sparkling water based on their source, level of mineral content and the method of purification (ozonation, distillation, deionization or reverse osmosis).

  * Sparkling water contains either natural or artificial carbonation and is positioned to compete in the broad "refreshment beverage" field. Sparkling water includes domestic and imported sparkling water, club soda and seltzer, and is typically sold through normal food and beverage retail channels.

  * Imported water, which includes both sparkling and non-sparkling water produced and bottled outside the U.S., is targeted to "image-conscious consumers." Imported water is sold through normal food and beverage retail channels, typically at significantly higher prices than other bottled water alternatives.

  Adirondack believes that a significant constraint on the entry of newbrands is limited retail shelf space. Retailers have limited ability to display a variety of brands, despite the many different bottled water brands available. Most waters displayed are either regional brands, national brands, and private labeled or store brands. Because of competition for available shelf space, food and beverage distributors, as well as retailers themselves, have realized the profit potential of private labeled water in addition to selling regional and national brand water. Subsequently, according to Beverage Aisle magazine, supermarket private label bottled waters outsell regional and national brands by 3 to 1 margin.

  Water is sold through various channels, including:

1.     Home delivery (1 to 5 gallons bottles)
2.     Commercial and Office delivery (1 to 5 gallon bottles)
3.     Off-Premises Retail (supermarkets, convenience stores, and drug stores)
4.     On-Premises Retail (restaurants)
5.     Vending machines
6.     Institutional Usage (hospitals, schools)
7.     Bulk sales (domestic and international sales of potable water)

  Off-Premises Retail (supermarkets, convenience store, drug store, and similar outlets) comprises over 40% of bottled water sales.

  Adirondack currently participates, only in the non-sparkling, or still water, market. Non-sparkling bottled water is distributed through commercial and home delivery, retail stores for on and off premises usage, on premises usage, institutional usage, and vending machines. Within the non-sparkling segment, retail pricing generally reflects the costs associated with the maintenance of each distribution channel. As a result, on-premise retail has the highest per gallon price, with off-the-shelf bottled water for off-premise use sold through retail channels, home delivery and, bulk water, having the next highest per gallon prices, respectively.

  The northeastern region is the second largest bottled water market (total gallonage) in the United States. The largest market is the western United States. Adirondack believes it will benefit from its location within a five hour drive of all of the major markets of the northeastern

United States. Our water source is located approximately 40 miles from the Port of Albany, which facilitates transportation for any bulk and other sales abroad to be sent via ship. The filling station/bottling plant site is 100 yards from Route 9N, a local, paved major roadway, which connects, seven tenths (.7) of a mile away, to Interstate 87, a major northeast road artery. The proximity of the proposed plant to I-87 will facilitate access for all transport vehicles coming to and from the site. As of the date hereof, Adirondack has not yet begun construction of its plant, nor is there any guarantee that it will complete construction, once begun.



Products

Bottled Water

  Through our production relationship with an established bottler, Adirondack currently produces bottled natural mountain and spring water, which is one of several recognized categories of bottled water products, in containers of between 8 ounces and 1.5 liters, the "Premium" polyethylene plastic ("PET") market. Pursuant to federal regulation, our natural mountain and spring water bottled products will be labeled in the following categories:

  Natural Water: Bottled spring, mineral, artesian or well water which is derived from an underground formation or water from surface water that only requires minimal processing, is not derived from a municipal system or public water supply, and is unmodified except for limited treatment (e.g. filtration, ozonation or equivalent disinfection process).

  Spring Water: Water derived from an underground formation from which water flows naturally to the surface of the earth. Spring water may be collected only at the spring or through a bore hole tapping the underground formation feeding the spring. There must be a natural force causing water to flow to the surface through a natural orifice. The location of the spring must be identified and such identification maintained in the company's records. Spring water collected with the use of an external force must be from the same underground striation as the spring, as shown by a measurable hydraulic connection using a hydro-geologically valid method between the bore hole and the natural spring, and it should have all the physical properties, before treatment, and be of the same composition and quality, as the water that flows naturally to the surface of the earth.

  Natural mountain and spring waters are not always free from contamination problems. Springs can be contaminated with coliform (bacteria in the water). Natural mountain springs need to be monitored and tested on a regular basis to make sure they are without contamination. We have installed ozonation and micro filtration equipment to remove organic contaminants and reduce mineral content. We have had no known contamination problems with our primary spring or three spring sources. Our water has not been determined to be better or less contaminated than municipal water. Adirondack believes, however, that natural mountain and spring water has advantages over municipal water because, unlike municipal water, natural mountain and spring water is not treated with chlorine and other chemicals. However, there can be no assurance that our source will not experience contaminated water related problems.

  We will have the ability to provide natural mountain and spring water for the following:

        8 ounce PET bottles (standard twist cap)
    12 ounce PET bottles (standard twist cap)
    16.9 ounce PET bottles (standard twist cap)
    16.9 ounce PET bottles (sports cap)
    20 ounce PET bottles (sports cap)
    1 liter PET bottles (standard twist cap)
    1 liter PET bottles (sports cap)
    1.5 liter PET bottles (standard twist cap)
    1 gallon HDP bottles
    5 gallon PLASTIC bottles
    Tanker trucks for bulk water

  Adirondack currently produces water for the following private label brands:
Siena Springs and Ciro. These brands are sold throughout the Northeast in grocery and convenience stores, as sold by the clients, Jetro/Restaurant Depot and Conca D'Oro Importers and Distributors, respectively. Adirondack utilizes a contract bottler for the bottling of Siena Spring and Ciro Water. Adirondack intends to file for the Siena trademark. In June 1999, Adirondack entered into a contract with Conca D'Oro Importers and Distributors which owns the Ciro brand. Production of Ciro water commenced in August 1999. In May 1999, Adirondack commenced production of Siena Springs water as per purchase orders issued by Jetro/Restaurant Depot.

  Since August 1999, Adirondack has been producing water for its own proprietary brand, AVIVA SPRINGS. Adirondack sells AVIVA SPRINGS to wholesalers, distributors and end users throughout the Northeast. AVIVA is also sold in several health club chains in the Northeast. AVIVA SPRINGS is sold primarily in
16.9 ounce size bottles.

  Adirondack is currently negotiating with, and expects to enter into a joint marketing agreement with MET-Rx, U.S.A., Inc., a manufacturer of meal replacement bars and shakes and body building supplements. As of the date hereof, no agreement has been executed between the two parties.

  In July 1999, Adirondack entered into an agreement with Creative Beverages of Canada, pursuant to which Adirondack will acquire 51% of Creative Beverages of Canada, which includes its trademark of MAX O2 brand oxygenated water and its client list of private label clients, including Tree of Life/Gourmet Award Natural Food and Beverage Distribution Company.

Water Source

  Adirondack's primary water source creates an average minimum flow of approximately 550,000 gallons per day, or an estimated minimum of 200,000,000 gallons of natural mountain and spring water per year. In addition, in accordance with our exclusive long term lease with the

Incorporated Village of Lake George, we have secured exclusive rights to three other similar sources in the Lake George, New York area that are within one (1) mile of the proposed bottling plant site. These three alternate sources each flow at a rate of more than 50% of the primary sources flow rate, with a product of similar high quality. We believe this will allow Adirondack to market itself as a premium quality American natural mountain and spring water bottled at the source. Many bottled waters are not bottled at the source, and have secondary sources for the same brand that are equally distant or further from the bottling plant than the primary source. Adirondack's source is 2700 feet from the proposed plant site.

  Adirondack believes that its water is clean, refreshing and lightly mineralized. When tested directly from its source, prior to micro filtration, ozonation, or any other treatment whatsoever our natural mountain and spring water exceeds the requirements of the state and federal regulations in quality and definition. After basic micro filtration and ozonation as required by New York State law, our water will become cleaner and with less mineral presence, so as to ensure its high quality.

Production

  Adirondack commenced production operations in May 1999 with the Siena brand. In August, 1999 it commenced production of the Ciro brand, and in August 1999, it commenced production of its own proprietary brand, AVIVA SPRINGS. All three
(3) brands are bottled in Saratoga, New York, pursuant to separate bottling agreements. We currently have one on site employee, working as demand requires, to capture natural mountain and spring water through the pumping station and fill transportation trucks.

  For water extraction, Adirondack has built over 2700 linear feet of 4" piping from the natural spring reservoir down the mountain reserve to the pumping station/building site. We do not need to install a pump to extract the natural mountain and spring water as water flow and gravity provide more than enough force to bring water to the pumping station/building site. This line will accommodate both bulk water and the eventual plant water flow. Adirondack has the right to add additional piping lines.

  Additionally, Adirondack has installed an HMBI OREC Ozone Generator/Ozonator and a filtration unit as required by the New York State Health Department for the specific intent of eliminating any microbial organisms inherent in fresh water. We will only ozonate and micro-filter for this purpose. At the base of the pipeline, Adirondack has erected a 16' x 24' structure to house the ozonator, micro-filtration unit and the metered pumping station that will accommodate tanker trucks for its initial operation as well as initial and future bulk water sale. However, natural occurrences beyond the control, such as contamination of the springs or failure of the water supply to comply with all applicable governmental requirements for mineral and chemical concentration, could have a material adverse effect on our business.

  After extraction, the water is transported to our contract bottler. Utilizing a contract bottler allows Adirondack to bottle water products for the private label clients and other customers for which we are currently providing water. Contract bottling has enabled us to commence operations prior to building our own bottling facility. Bottlers used by Adirondack all have plants that have been inspected and received high quality assurance ratings by both the National Sanitary Foundation, and the International Bottled Water Association. The water is bottled, labeled, and packaged by the contract bottlers and then trucked by independent trucking companies to its final destination.

Bottling Plant

  Adirondack has an agreement for the authorization of tax-exempt industrial development bonds in the principal amount of $4,650,000 with the New York Counties of Warren and Washington Industrial Development Agency for the purpose of constructing a bottling plant of up to 50,000 square feet and purchasing equipment. Within 12-18 months after completion of the contemplated bond offering, Adirondack expects to have an operational, automated, water bottling plant, consisting of up to 50,000 square feet of office, warehouse, water analyzes laboratory, and production space.

  The production space will initially consist of one bottling and packaging line that will allow for product line and size flexibility, with an expansion capacity. The bulk water filling station will remain at its current location outside of the main facility.

  The proposed offering of the bonds is contingent upon several conditions, including agreement by Adirondack and the purchasers of the bonds upon mutually acceptable terms for the bonds, the sale of the bonds, obtaining an underwriter, obtaining all necessary government approvals and compliance with New York State Department of Taxation. Adirondack anticipates that the tax free nature of the bonds will lower Adirondack's borrowing costs. This bond offering, if it occurs at all, must be commenced by July 2000, although Adirondack has the right to file a request for an annual extension with the Warren and Washington County Industrial Development Authority. There can be no assurance the extension will be granted.

  During the initial stages of the contemplated bottling plant's operation, Adirondack anticipates that all PET bottles will be purchased from outside sources. Adirondack anticipates that within several years after completion of the bottling plant, it will develop the capability to produce PET bottles at the facility. By initially purchasing and storing bulk quantities of PET bottles, Adirondack will be able to take advantage of the economies of purchasing greater quantities of product and be more resistant to market fluctuations in the cost and availability of PET bottles. Until and unless Adirondack produces bottles for its own use, Adirondack expects to purchase and warehouse various sizes of PET bottles at the plant, as well as contract purchases as the need arises.

Marketing and Distribution

Still Water

  Adirondack's goal is to provide private labeled bottled water for distribution in the northeastern United States. We seek to sell our still water products through five methods of distribution: off-premises retail (supermarkets, convenience store, and drug store); on-premises retail (restaurants); vending machines; institutions (hospitals, schools); and bulk sales by either direct contact, through brokers and wholesale/distributors.

  Private label bottling enables Adirondack to sell its products without the expenses of the advertising budget that is normally required to establish brand recognition and market identity.

  Many retail chains and distributors are starting to sell their own house brand products together with or in lieu of national brands. Accordingly, we expect that more North American chains of on and off-premise retailers, including those in the northeast region, will begin to offer their house brands.

  In March 1997, Adirondack initially approached the northeast market through distributors of bottled water who did not have their own private labels. Since that time, we have begun to pursue other distributors in the northeast, as well as in other U.S. markets and abroad. Our bulk sales will be conducted through direct contacts and our international bulk water representative. Currently, Adirondack has no bulk sales. We have also begun to pursue other non-distributor revenue sources including hotels, theaters and restaurant chains.

  In addition to direct contact by employees and sales representatives engaged by Adirondack, we expect to work with consultants and food brokers to coordinate sales as necessary, as well as contacting other potential sources of sales. Adirondack intends to sell its products through sales representatives. Adirondack has a sales representative that is engaged by Adirondack as an independent contractor on a non-exclusive basis for the broadline food service industry, as well as a representative that will act as an independent contractor on an exclusive basis in the bottled water category in the specialty/gourmet food industry. All independent representatives compensation will consist solely of commissions based on a percentage of net sales. Additionally, we have developed our own proprietary brand, AVIVA SPRINGS which is being sold and distributed in the Northeast to non-traditional sales sources including recreational, entertainment, and fitness and health facilities.

  In March 1999, Adirondack created and developed the "Siena" brand for private label bottled water for the Jetro/Restaurant Depot Corp. Delivery commenced on May 1999. Jetro/Restaurant Depot Corp. is based in New York and has been operating for approximately 20 years with locations in New York, New Jersey, Massachusetts, Illinois, Florida, and California. In March 1999, Adirondack designed and developed the "Ciro" label for Conca D'Oro Importers of Woodside, New York, their own trademarked proprietary brand.

Competition

  The bottled water market is highly competitive. Adirondack competes in the non-sparkling segment of the bottled water market directly with office delivery water companies and indirectly with companies that provide vending machines and with off-the-shelf marketers. Our water products compete not only with other bottled water products but also with other types of beverages, including soft drinks, coffee, beer, wine and fruit juices. We compete with vended water and off-the-shelf marketers on the basis of (1) quality, (2) taste, (3) the convenience of on-site delivery, and (4) the features offered by the water dispenser (i.e. the ability to have heated, chilled or room temperature water, depending on the dispenser rented). Such competition includes bottles and distributors of water products, several of which are more experienced and have greater financial and management resources that Adirondack and have established proprietary trademarks, distribution facilities and bottling facilities.

  The bottled water segment of the beverage industry is less concentrated than other important segments of the beverage industry, but remains concentrated. According to the 1999 Beverage World Magazine Beverage Market Index, the bottled water segment does not have a dominant market force in the same manner as soft drinks and beer, as only 42.1% of the Bottled Water market is sold by the Top 10 Brands in the United States, leaving 57.9% of the market available to smaller companies and private label brands.

Government Regulation

  Prior to 1996, bottled water was regulated in the same fashion as municipal water. Municipal water is regulated not as food by the FDA, but as a commodity by the Environmental Protection Agency pursuant to the Safe Drinking Water Act which only provided for certain mineral/chemical content requirements so as to ensure water safety, not product definition.

  In 1996, the United States enacted statutes and regulations to regulate bottled water as a food. Accordingly, Adirondack's bottled water must meet FDA standards for manufacturing practices and chemical and biological purity, Furthermore, these standards undergo a continuous process of revision. The labels affixed to bottles and other packaging of the water are subject to FDA restrictions on health and nutritional claims for foods.

  As of 1996, bottled water is fully regulated as a food by the FDA under the Federal Food, Drug, and Cosmetic Act ("FFDCA"). The FFDCA defines food as "articles used for food or drink for man or other animal." This includes packaged (bottled) water sold in containers at retail outlets as well as containers distributed to the home and office market. This legislation was designed to ensure that bottled water companies clearly and accurately define the type of water that was being bottled and sold to the public. The FDA adopted the basic mineral/chemical guidelines employed by the EPA, while making some aspects more stringent.

  In addition, all drinking water must meet EPA standards established under the Safe drinking Water Act ("SDWA") for mineral and chemical concentration. The 1986 amendments to the SDWA mandated the establishment of new drinking water quality and treatment regulations. Most municipalities meet or exceed EPA drinking water regulations, many of which reflect recent public awareness of the issue of contaminated water. For example, EPA standards for leading drinking water did not exist prior to 1986, when 50 ppb (parts per billion) was established. This standard was lowered to 15 ppb in 1991, because after five years the government still found 130 million people exposed to unacceptable lead levels.

  The United States government also enacted Safe Drinking Water Reauthorization Act of 1996. This law requires all local water utilities to issue reports to their consumers disclosing all, chemicals and bacteria in their water.

  Bottled water is also subject to state and local regulation. Bottled water must originate from an

"approved source" in accordance with standards prescribed by the state health department in each of the states in which Adirondack's products will be sold. The source must be inspected and the water sampled, analyzed and found to be of safe and wholesome quality. There are annual "compliance monitoring tests" of both the source and the bottled water. The health department of the individual states also govern water purity and safety, labeling of bottled water products and manufacturing practices of producers.

  Adirondack's water supply is located in State of New York, and has received the required certification as a bulk water facility by the New York State Department of Health. In the event Adirondack constructs its own bottling facility in the future it will require a state certificate as a manufacturer approving Adirondack to operate the bottling facility. The application, report and proposed labels and caps are reviewed by the Department of Health. In addition, samples of the water are tested. After this review and testing, arrangements are made for the local county public health unit to inspect the water bottling facilities.

  Adirondack currently has all required approvals and believes that its contemplated bottling facilities, once constructed, will be in substantial compliance with all applicable governmental regulations.

Seasonality

  Adirondack currently conducts its business exclusively in the northeastern United States. In the beverage industry, sales typically increase in the second and third calendar quarters. This seasonality can be attributed to the weather and annual seasons, in that, as the weather gets warmer and people are outside and more active, beverage demand and sales, including bottled water demand and sales, increase.

  In order to reduce the expected seasonality of its business in the northeastern United States, Adirondack intends to pursue institutional clientele, who are less seasonal in their purchases, and clientele in other United States markets, specifically the western and southeast markets, and international markets as costs of shipping and availability allow. Adirondack's proprietary brand, AVIVA SPRINGS will initially focus its sales effort on the health and fitness field to offset the seasonality of sales generally attributed to the beverage and water industry in the northeast. The revenue/sales high point of the health and fitness season is the same time of year as the low revenue/sales point of the beverage season.

Suppliers

  Adirondack purchases production material, including various labels from Wisconsin Label Group, Inc., PET bottles from Plastipak Packaging, Inc. and Wine Bottle & Packaging, Inc., and production of product from the Saratoga Beverage Group. All material and work is done on a purchase/production order basis. Adirondack has entered into no formal agreements with any of these companies.

Properties

  Adirondack has a ground and water lease with the Incorporated Village of Lake George, which provides for exclusive rights to four (4) pure water sources, as well as five (5) acres of property to build up to 50,000 square foot bottling plant. The initial term of the lease for the water source expires in May 2002, with two separate options to renew for additional five year terms through 2012. If Adirondack erects a bottling plant, Adirondack will have the right to purchase water from the water source until 2029. Provided Adirondack pays the minimum base rent under the lease, it maintains its exclusive right to use the water source for wholesale or retail sales of the water. The initial base rent is $.001 per gallon, with a minimum payment of $30,000 commencing in the second year lease. The rent increases to $.01 per gallon commencing in the second renewal period, with a minimum base rent of $75,000 per year. Adirondack is obligated under the lease to construct all necessary improvements, including, but not limited to, a pipeline, filling station and two separately-metered outlets. The terms of the lease with respect to the land for the bottling plant expires in May 2029. The base rent for the five acres for the bottling plant is $75,000 commencing upon erection of the bottling plant, with an additional payment of $.0025 per gallon for each gallon bottled at the plant in excess of 50,000,000 gallons per year. The base rent increases to $200,000 per year in the year 2023 with an additional payment of $.025 per gallon bottled at the plant in excess of 50,000,000. There is no assurance that Adirondack will be able to meet its financial obligations and therefore, no assurance can be made that it will retain these property rights.

  Our principal offices are located in Syosset, New York where we leases 3,750 square feet of office space for which we pay a monthly rent of $4,712. Adirondack has a sublease with an unrelated party for $2,000 per month expiring in August 2001. Adirondack believes that it's current facilities are adequate for its current needs.

Employees

  As of August 1, 1999, Adirondack employed 4 people, 1 in production and 3 in management and administration. None of our employees are subject to a collective bargaining agreement and we believe that our relations with our employees are satisfactory.

Plan of Operation

  Adirondack was incorporated in March 1997 to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. Since May 1999, Adirondack has been bottling water taken from its source near the Village of Lake George, New York. Adirondack has an exclusive ground and water lease with the Incorporated Village of Lake George which provides exclusive rights to four water sources, as well as five acres on which Adirondack intends to build up to a 50,000 square foot bottling plant. The lease term for the water source is five
(5) years expiring 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease all improvements become property of the Village. Initial base rent for water is $.001 per gallon with a minimum of $30,000 commencing in the second year of the lease. Adirondack's primary water source at a minimum rate of 550,000 gallons per day of high quality, natural and mountain spring water. The reservoir is located 2,700 feet up a mountain from the proposed bottling site.

  In July 1997, Adirondack was approved for a $4,625,000 bond issue loan by the (New York) counties of Warren and Washington Industrial Development Agency for the plant. Adirondack has until July 31, 2000 to commence the bond offering, although Adirondack has the right to file a request for an annual extension with the Warren and Washington County Industrial Development Authority. There can be no assurance the extension will be granted, or that such bond offering will be completed.

  In May 1999 Adirondack commenced operations, producing, through our relationship with an established bottler, bottled water under the Siena Springs label for Jetro/Restaurant Depot pursuant to purchase orders we received. In August 1999, Adirondack began to produce Ciro brand water, a trade name owned by Conca D'Oro Importers of Woodside, New York. Pursuant to a contract entered into June 4, 1999 by Adirondack and Conca D'Oro Importers of Woodside, New York, Adirondack is the exclusive provider for CDI for all its private label water products. Adirondack outsources the bottling and distribution for any water it produces.

  In August 1999, Adirondack began producing its own private label brand water, AVIVA SPRINGS. The bottling and distribution are outsourced for AVIVA SPRINGS. Adirondack currently market its AVIVA SPRINGS water in health and fitness facilities throughout the Northeast, through existing contacts and relationships.

  For the nine month period ended November 30, 1999, Adirondack had sales revenues of $49,025, with a loss of $276,856.

  Adirondack will acquire 51% of Creative Beverages of Canada, a Canadian corporation and have an option to acquire the remaining 49% within three (3) years. Adirondack funded this acquisition through sales revenues and proceeds of a private placement offering which was commenced in October, 1999 and is currently ongoing. Creative Beverages has current private label clients and is a marketing company that holds certain trademarks and license for the brand name MAX O2. The cost of this acquisition is estimated at $35,000.

  Adirondack is also negotiating with several marketing companies for the rights to license trade and brand names for bottled water products. Adirondack is negotiating with Leisure Concepts Inc. for the right to bottle water under licensed brands World Championship Wrestling and Pokemon, and with Met-Rx USA for the rights to bottle water under its Source/One Brand of nutrition supplements. Adirondack has signed an agreement with Goebel Marketing and Sales with regard to Goebel providing the marketing and sales of Adirondack's products, including the AVIVA SPRINGS brand of water, to certain retail clients.

  On June 4, 1999, Adirondack entered into a distribution agreement with GPR Trucking, Inc. pursuant to which GPR will distribute Adirondack's AVIVA SPRINGS and Adirondack products, and will not distribute water products other than Adirondack brands.

  In October 1999, Adirondack commenced a private offering of its securities in which 750,000 units were offered at $2.00 per unit. To date, $100,000 has been raised in such offering which is still ongoing. Further, Adirondack intends to engage in an offering of industrial development bonds to raise up to $4,625,00. Unless at least $ 2,000,000 is raised, Adirondack will be unable to build its proposed bottling plant which will keep it dependant on outside bottlers. Adirondack believes it will be able to satisfy its cash requirements for the next three to four months without raising additional funds. Failure to raise a minimum of $ 500,000 over the next twelve months will prevent Adirondack from adequately marketing its product and services, and will have a materially adverse effect on Adirondack. Adirondack intends to hire approximately five salespeople within the next twelve months. Such salespeople will work on a commission bases. Adirondack, through its president, David Sackler, retained MRK Enterprises, Inc. to assist Adirondack in obtaining a broker-dealer to serve as a market maker for Adirondack's securities. MRK Enterprises Inc. contacted Joel Schonfeld, Esq., of Schonfeld & Weinstein, L.L.P., special counsel to Adirondack, who contacted Citadel Securities Corp., Freeport New York, requesting that Citadel file a Form 15c2-11 on behalf of Adirondack, and act as a market maker for Adirondack's securities. No financial arrangements have been made between Adirondack and Citadel Securities Corp. Citadel Securities Corp. is not a shareholder of Adirondack. Adirondack has issued 2,000,000 shares of common stock to MRK Enterprises, Inc. for its assistance with this Form 10-SB and obtaining a market maker for Adirondack's securities. Adirondack has not contacted other broker-dealers regarding a future trading market for Adirondack's securities.

ITEM 3.  Description of Property

  Adirondack has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four (4) pure water sources, as well as five (5) acres of property for construction of up to a 50,000 square foot bottling plant. The lease term for the water source is for five (5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water is $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

  Adirondack has entered into five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

  Minimum annual rentals for both leases for the year ending:

  February 29, 2000        $87,490
  February 28, 2001         89,790
  February 28, 2002         92,182
  February 28, 2003         69,669
  February 28, 2004              0


ITEM 3  Security ownership of Certain Beneficial Owners and Management

  The following table sets forth information with respect to officers, directors, and persons who are known by Adirondack to be beneficial owners of more than 5% of Adirondack's common stock.

                          Percent of Class
Shareholders       Number of shares    Beneficially Owned
CES Holding Corp. (1)  9,843,474           61.5%
125 Michael Drive
Sysosett, NY 11791

David Sackler
125 Michael Drive
Syosset, NY 11791               0             0%

Eugene Stricker        1,291,842             8.1%
42 Barret Road
Lawrence, NY 11559

Mark Schindler(2)      891,842              5.0%
330 East 75th Street #11C
New York, NY 10021

Doug Auer                 -0-                 0%
16 Oakwood Dr.
Queensbury, NY   12804

David Miller              -0-                 0%
19A Chestnut Street
Greenvale, NY 11548

Jeff Rashkow              -0-                 0%
51 Anderson Ave.
Scarsdale, NY 10583

Nick Namit                -0-                 0%
3728 East End
Seaford, NY 11783

MRK Enterprises, Inc.       2,000,000                 12.5%
150 East 59th Street
24th Floor
New York, NY 10022

Ronald Berk               -0-                 0%
211 East 70 St.
New York, NY 10021

SBS Limited Partnership(2) 235,271           1.5%
c/o Mark Schindler

330 East 75th Street #11C
New York, NY 10021

Directors and Officers
 as a Group (1)              9,843,474       61.5%

(1) David Sackler, the president of Adirondack, is the President and sole shareholder of CES Holding Corp.
(2) Mark Schindler, a shareholder of Adirondack, is a principal shareholder of SBS Limited Partnership. 235,271 shares are held in the name of SBS Limited Partnership, and 891,842 shares are held in the name of Mark Schindler.

ITEM 5  Directors, Executive Officers, Promoters and Control Persons

Name            Age   Period served as director   Other Capacities in which
                              currently serving
David Sackler   33     Since 1997      President, Chief
                              Executive Officer,
                              Chairman of the
                 Board
David Miller    51                 Vice President-
                                Marketing
Jeff Rashkow    48     Since 1999           National Sales
                              Manager/Health and
                              Fitness
Doug Auer       52     Since 1997         Project Manger
Ronald Berk     50     Since 1997         Director
Nick Namit      45     Since 1997         Director

Directors and Officers

David Sackler, Mr. Sackler founded Adirondack in 1997. Mr. Sackler has overall responsibility for operations of the company, but will focus on marketing, sales, and operations. Since 1997, he has been President, CEO and Chairman of the Board of Directors of Adirondack. From 1989 to date, Mr. Sackler has worked as an independent real estate broker and sales agent. From October 10, 1996 through May 1, 1997, he was President of Adirondack Mountain Spring Water Inc., which was created to develop spring water facilities at another location but ceased being an operating entity before the establishment of Adirondack because it could not locate a commercially viable source of water. During such period, he researched market trends and water company operations. Mr. Sackler currently devotes approximately 40 hours per week to work at Adirondack.

David Miller, Mr. Miller has been the Vice President - Marketing and a Director of the company since its inception. Since 1988, he has been a marketing and sales consultant for Surgical Instrument Corp. From 1988 through 1996, he represented Assistance Services in the selling of their administrative services. Since January 1997, he has served as sales and marketing agent for Barrie House Coffee, Inc. and Omni Services Group, Inc. From 1985 through August 1997, he represented Atlantic Marketing, a food/beverage brokerage firm that distributed Ocean Spray and Lipton products. He has 28 years of experience as a former Marketing Director and then President of two Aerospace companies (General Aerospace Corp. and Ragen Nuclear Corp.) Mr. Miller currently devotes approximately 10 hours per month to work at Adirondack.

Jeff Rashkow, Mr. Rashkow joined Adirondack in August, 1999. For 21 years prior to March, 1999, Mr. Rashkow worked at Bally Total Fitness, Inc., where his last title prior to leaving the company was Director of Added Revenue. In that capacity he sought and procured ancillary revenue from areas other than the fitness industries traditional revenue source, membership fees, essentially creating new income for the company. Mr. Rashkow currently devotes approximately five hours per month to work at Adirondack.

Douglas Auer, Mr. Auer has been the project manager of Adirondack since its inception. Mr. Auer has overseen the installation and construction of the pipelines and filling station, and operates and maintains the filling station. He served as a consultant to Adirondack Mountain Springs Inc. from 1995 through May 1997. From 1987 through 1995 he was self employed as a construction/ engineering consultant. From 1972 through 1987 he worked for Pitney Bowes as a mechanical engineer specializing in mechanical diagnostics and repair for automated equipment, product evaluation controller.

Ronald Berk, Esq. Mr. Berk has been a Director of Adirondack since November 1997. He has been a corporate and real estate attorney in private practice since 1977.

Nick Namit, Mr. Namit has been a Director of Adirondack since November 1997. From 1992 to the present, he has been President of Intelligent Monitoring Technologies, which provides navigational systems for the aircraft industry. From 1993 to the present, he has been a partner in Electro Mechanical Industries, which supplies replacement parts to metropolitan transit authorities. From 1994 to present he has been Chief Executive Officer of Four Winds Tour & Travel, which provides tour packages for students. He is the holder of three patents related to beverages bottling.

ITEM 6  Executive Compensation

  The following table provides certain summary information concerning the compensation paid or accrued by Adirondack during the fiscal years ended 1998, and 1999 to or on behalf of Adirondack's president and the executive officers of Adirondack for services rendered an all capacities to Adirondack whose total aggregate salary and bonus exceed $100,000.

                   SUMMARY COMPENSATION TABLE

                     Annual Compensation

Name and Principal Position          Year                   Salary

David Sackler, President             1999                  $100,000 (1)
                                     1998                  $100,000 (2)
                                     1997                  $100,000 (2)

(1) $36,000 was paid to Mr. Sackler with the balance deferred.
(2) 100% of this salary was deferred.

Adirondack intends to enter into an employment agreement with David Sackler, its President and Chief executive Officer, for a term of five years at a salary of $100,000 per year. Mr. Sackler has been accruing salary at the rate of $100,000 per year since May 1997. Adirondack will repay such accrued salary from operating revenues and not from the proceeds of any offering. Upon commencement of construction of the bottling facility, Adirondack intends to enter into an employment agreement with Douglas Auer, its Project Manager, for a term of three years at a salary of $32,500 per year. As Vice-President- Marketing, David Miller will be paid a commission based on the sales for which he is responsible. As National Sales Manager/Health and Fitness, Mr. Rashkow will be compensated on the sales for which he is responsible.

Stock Incentive Plan
  Adirondack has adopted the Adirondack 1998 Stock Incentive Plan. The Plan enables Adirondack to grant incentive stock options, nonqualified options and stock appreciation rights for up to 1,500,000 shares of the Adirondack's common stock. Incentive stock options granted under the plan must conform to applicable Federal income tax regulations. All options must have an exercise price not less that the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Adirondack had issued incentive stock options to purchase 100,000 shares of common stock at an exercise price of $.20 per share as of August 1, 1999.

ITEM 7  Certain Relationships and Related Transactions

  On May 31, 1998, Adirondack entered into an agreement with CES Consulting Corp., of which Harry Sackler, father of David Sackler, president of Adirondack, is president and sole shareholder. Pursuant to this agreement CES converted debt owed by Adirondack to CES in the amount of $200,233 into Series A preferred stock. This agreement also provides that commencing January 1, 2001 Adirondack, at its option, may redeem any portion of the preferred stock by paying up to 20% of Adirondack's pre-tax profits of the fiscal year ended December 31, 2000 and each year thereafter until payment of an aggregate of $200,233 to the holders of the Series A Preferred, subject to approval of the Board of Directors. Adirondack intends to issue such shares of preferred stock to CES.

  On December 31, 1997, Adirondack entered into a consulting agreement with CES Consulting Co., Inc., pursuant to which, CES Consulting Co., Inc. is to provide consulting services to Adirondack for a five year period commencing December 31, 1997 and ending December 30, 2002, for an annual fee of $100,000. Harry Sackler, the father of Adirondack's president, David Sackler is the President of CES Consulting Co., Inc.

  In addition, Adirondack has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company, Eugene Stricker and Mark Schindler, are principals. The agreement was to begin September 1, 1998 for a period of 5 years, but Adirondack has not paid Madison Venture to date.

ITEM 8  Description of Securities

  Adirondack's certificate of incorporation originally provided authorized capital stock of 200 shares of common stock, with no par value. On August 5, 1998, Adirondack's board of directors resolved to amend its certificate of incorporation to authorize 40,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. After giving effect to such amendment, Adirondack instituted a 133,590 for one stock split for the common stock and the issuance of 20,000 shares of Series A Preferred stock to an affiliate in exchange for certain indebtedness. The certificate of amendment was filed in December 1998. As of November 30, 1999, Adirondack has 15,881,000 shares of common stock and 20,000 shares of Series A preferred stock issued and outstanding.

Common Stock

  The holders of common stock are entitled to one vote per share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors from sources available therefore. In the event of liquidation, dissolution, or winding up of the company, whether voluntary or involuntary, the holders of common stock are entitled to share ratably in the assets of the company available for distribution to stockholders after payment of liabilities and after provisions for each class of stock, if any, having preference over the common stock. All outstanding shares are fully paid and non-assessable and legally issued. The Board of Directors is authorized to issue additional shares of common stock within the limits authorized by Adirondack's charter and without stockholder action.

Preferred Stock

  Adirondack has authorized the issuance of 1,000,000 shares of undesignated preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without obtaining stockholder approval, to issue such preferred stock with dividend, liquidation, conversation, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in the control of the company.

  Adirondack has issued 20,000 shares of Series A Redeemable Preferred Stock, par value $.01 per share. The shares were issued to an affiliated entity as satisfaction of a debt owed to the affiliated entity by Adirondack in the amount of $200,233. The Series A Redeemable Preferred Stock contains preferential liquidation rights in the amount of $200,233. The Series A Redeemable Preferred Stock is not be entitled to any dividends and shall not be entitled to any voting rights, except as to matters which may adversely affect the rights of the Series A Redeemable Preferred Stock or as otherwise required by law. The series A Redeemable Preferred Stock provides that the preferred stock may be redeemed commencing January 1, 2001 by Adirondack, at its option, through payments of up to 20% of Adirondack's pre-tax profits (as determined in accordance with generally accepted accounting principals) of each year commencing with fiscal year ended December 31, 2000 until payment of an aggregate of $200,233 for all 20,000 shares.

  Penny Stock Regulation.

  Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If Adirondack's common stock becomes subject to the Penny Stock rules, investors in Adirondack may find it more difficult to sell their shares.

PART II

ITEM 1  Market for Common equity and Related Stockholder Matters.

  All of Adirondack's currently issued and outstanding shares were issued in private transactions. There is currently no public trading market for Adirondack's securities.

  There are approximately 36 shareholders of Adirondacks common stock, including management and controlling shareholders. Adirondack has declared no dividends on its securities.

ITEM 2  Legal Proceedings

  Adirondack is not a party to any legal proceedings, either actual or pending.

ITEM 3  Charges in and Disagreements with Accountants

  Not Applicable

ITEM 4  Recent Sales of Unregistered Securities

  Between August 4, 1998 and December 31, 1998, Adirondack engaged in a private offering of its securities pursuant to Rule 504 of Regulation D of the Securities Act of 1933. In such offering, Adirondack offered for sale a minimum of 500,000 shares and a maximum of 2,000,000 shares of common stock at $.50 per share. The offering closed on October 16, 1998, with 522,000 shares sold to 29 shareholders.

  In 1997, Adirondack issued 100 shares to 8 people for work, labor and services performed. This offering was conducted pursuant to Section 4(2) of the Securities Act. On August 5, 1998, Adirondack instituted a stock split (133,590:1). On October 18, 1999, Adirondack commenced a private offering of its securities pursuant to which 750,000 units were offered at $2.00 per unit. Each unit consists of one share of common stock and one common stock purchase warrant, exercisable at $3.00 and expiring October 18, 2001. 50,000 shares were sold to approximately 10 people, this offering is still ongoing. Adirondack relied on Rule 506 in this offering on June 2, 1999, Adirondack issued 2,000,000 shares to MRK Enterprises, Inc. for work, labor and services. Adirondack relied on Section 4(2) of the Act for this offering.

ITEM 5  Indemnification of Directors and Officers

  Indemnification. Adirondack shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of New York, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officers of Adirondack, or served any other enterprise as director, officer or employee at the request of Adirondack. The Board of Directors, in its discretion, shall have then power on behalf of Adirondack to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Adirondack.

  Insofar as indemnification for liabilities arising under the Act may be permitted to director, officers and controlling person of Adirondack, Adirondack has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by Adirondack of expenses incurred or paid by a director, officer or controlling person of Adirondack in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.


                                                   (A DEVELOPMENT STAGE COMPANY)


================================================================================

                                                            FINANCIAL STATEMENTS

                                                      FEBRUARY 28, 1999 AND 1998

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                               TABLE OF CONTENTS
================================================================================

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS

         BALANCE SHEETS                                                        2

         STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)          3 - 4

         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                          5

         STATEMENTS OF CASH FLOWS                                              6

         NOTES TO FINANCIAL STATEMENTS                                    7 - 13

                     SIMON KROWITZ BOLIN & ASSOCIATES, P.A.
                              11300 ROCKVILLE PIKE
                                    SUITE 800
                         ROCKVILLE, MARYLAND 20852-3003

  INDEPENDENT AUDITORS' REPORT

  To the Board of Directors of Adirondack Pure Springs Mt. Water Co., Inc. Syosset, New York


  We have audited the accompanying balance sheets of Adirondack Pure Springs Mt. Water Co., Inc. (a corporation) as of February 28, 1999 and 1998 and the related statements of operations and retained earnings, changes in stockholders' equity and cash flows for the year ended February 28, 1999 and the period March 7, 1997 (inception) to February 28, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adirondack Pure Springs Mt. Water Co., Inc. as of February 28, 1999 and 1998 and the results of its operations, changes in stockholders' equity and its cash flows for the periods indicated above in conformity with generally accepted accounting principles.










July 17, 1999

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                                                                        BALANCE SHEETS

                                                                                                          FEBRUARY 28,

======================================================================================================================
                                                                                         1999                1998
----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSET
     Cash                                                                           $       9,557      $         542
----------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
     Leasehold Improvements - Site                                                         77,466             60,170
     Office Equipment                                                                       7,824                  0
     Accumulated Depreciation                                                                (345)                 0
----------------------------------------------------------------------------------------------------------------------

TOTAL PROPERTY AND EQUIPMENT                                                               89,945             60,170
----------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
     Security Deposits                                                                     24,712             20,000
     Deferred Offering Costs                                                                    0              7,500
----------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                         24,712             27,500
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                        $     119,214      $      88,212
======================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
     Accrued Salary - Officer                                                       $     143,333      $      83,333
     Payroll Taxes Payable                                                                  5,947                  0
     Accounts Payable                                                                           0             35,000
     Loan Payable                                                                             342            184,125
----------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                                    149,622            302,458
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
     Common Stock - Authorized 40,000,000 Shares $.01 Par Value;
      13,359,000 and 13,881,000 Issued and Outstanding,
      Respectively                                                                         15,220             10,000
     Preferred Stock - Series A, Authorized, 1,000,000 at $.01 Par
      Value; 20,000 Shares Issued and Outstanding                                             200                  0
     Paid-in Capital - Common                                                             169,650                  0
     Paid-in Capital - Preferred                                                          200,033                  0
     Deficit Accumulated During Development Stage                                        (415,511)          (224,246)
-------------------------------------------------------------------------------- ------------------ ------------------
TOTAL STOCKHOLDERS' EQUITY                                                                (30,408)          (214,246)
-------------------------------------------------------------------------------- ------------------ ------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $     119,214      $      88,212
======================================================================================================================
                                                               SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                              STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

======================================================================================================================
                                                                  For the Year      March 7, 1997     March 7, 1997
                                                                 Ended February    (inception) to    (inception) to
                                                                  February 28,       February 28,     February 28,
                                                                     1999               1998             1999
----------------------------------------------------------------------------------------------------------------------
REVENUES
     Sales                                                       $           0      $           0     $           0
----------------------------------------------------------------------------------------------------------------------
EXPENSES
     Bottling Costs                                                      2,970              2,465             5,435
     Officers Salaries                                                 100,000             83,333           183,333
     Salaries                                                                0             45,675            45,675
     Consulting Fees                                                    23,525             35,300            58,825
     Professional Fees                                                   5,700             17,020            22,720
     Rent                                                               48,562                  0            48,562
     Office Expenses                                                     7,361              4,034            11,395
     Taxes                                                               4,260                  0             4,260
     Insurance                                                           1,333              5,820             7,153
     Utilities                                                           2,334              3,499             5,833
     Travel                                                                  0              8,600             8,600
     Equipment Rental                                                        0              8,399             8,399
     Auto Expense                                                            0              3,605             3,605
     Depreciation                                                          345                  0               345
     Supplies                                                                0              6,496             6,496
----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                         196,390            224,246           420,636
----------------------------------------------------------------------------------------------------------------------
OTHER INCOME
     Rent Income                                                         5,125                  0             5,125
----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                     (191,265)          (224,246)         (415,511)
----------------------------------------------------------------------------------------------------------------------

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                              STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

======================================================================================================================
                                                                  For the Year      March 7, 1997     March 7, 1997
                                                                 Ended February    (inception) to    (inception) to
                                                                  February 28,       February 28,     February 28,
                                                                     1999               1998             1999
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - BEGIN                                       $    (224,246)     $           0     $           0

DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - END                                         $    (415,511)     $    (224,246)    $    (415,511)
----------------------------------------------------------------------------------------------------------------------
(LOSS) PER SHARE - BASIC                                         $        (.03)      $       (.02)     $       (.03)

(LOSS) PER SHARE - DILUTED                                       $        (.03)      $       (.02)     $       (.03)
----------------------------------------------------------------------------------------------------------------------
SHARES USED IN PER SHARE CALCULATION
 - Basic                                                            13,547,000         13,359,000        13,547,000
SHARES USED IN PER SHARE CALCULATION
 - Diluted                                                          13,547,000         13,359,000        13,547,000
======================================================================================================================
                                                               SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                                          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                        FOR THE YEARS ENDED FEBRUARY 28, 1999 AND 1998

======================================================================================================================
                                                                                                         Accum-
                                      Preferred      Stock       Common          Stock     Paid-in       ulated
                                       Shares        Amount      Shares         Amount     Capital       Deficit
----------------------------------------------------------------------------------------------------------------------
 Balance - March 7, 1997
 (inception)                                 0      $    0               0   $        0   $       0     $         0

Sale of Stock                                                   13,359,000      10,000

Loss for Period                                                                                            (224,246)
----------------------------------------------------------------------------------------------------------------------

Balance - February 28, 1998                  0           0      13,359,000      10,000            0        (224,246)

Conversion of Loan to
 Preferred Stock                        20,000         200                                  200,033               0

Sale of Stock                                0           0         522,000       5,220      169,650               0

Loss for Year                                                                                              (191,265)
----------------------------------------------------------------------------------------------------------------------

Balance - February 28, 1999             20,000        $200      13,881,000   $  15,220     $369,683     $  (415,511)
======================================================================================================================
                                                               SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                                                               STATEMENT OF CASH FLOWS

======================================================================================================================
                                                                 For the Year      March 7, 1997      March 7, 1997
                                                                    Ended          (inception) to     (inception) to
                                                                 February 28,       February 28,      February 28,
                                                                    1999               1998                1999
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                   $    (191,265)     $    (224,246)    $    (415,511)
     Adjustments to Reconcile Net Income to Net
      Cash Provided by Operating Activities:
       Depreciation                                                       345                  0               345
       Increase in Accrued Salary Payable                              60,000             83,333           143,333
       (Decrease) Increase in Accounts Payable                        (35,000)            35,000
       Increase in Payroll Taxes Payable                                5,947                                5,947
       Increase (Decrease) in Deferred Offering
        Costs                                                           7,500             (7,500)
----------------------------------------------------------------------------------------------------------------------
NET CASH (USED) BY OPERATING
 ACTIVITIES                                                          (152,473)          (113,413)         (265,886)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING
 ACTIVITIES
     Site Development                                                 (17,296)           (60,170)          (77,466)
     Purchase of Office Equipment                                      (7,824)                              (7,824)
     Increase in Security Deposits                                     (4,712)           (20,000)          (24,712)
----------------------------------------------------------------------------------------------------------------------
NET CASH (USED) BY INVESTING
 ACTIVITIES                                                           (29,832)           (80,170)         (110,002)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM BY FINANCING
 ACTIVITIES
     Increase in Loan Payable                                          16,450            184,125           200,575
     Sale of Common Stock                                             174,870             10,000           184,870
----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                                           191,320            194,125           385,445
----------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                                    9,015                542             9,557

CASH - BEGINNING                                                          542                  0                 0
----------------------------------------------------------------------------------------------------------------------
CASH - ENDING                                                   $       9,557      $         542     $       9,557
----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES:
     Conversion of Loan Payable to Preferred Stock              $     200,233      $           0     $     200,233
======================================================================================================================
                                                               SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               FEBRUARY 28, 1999
================================================================================

NOTE 1 - ORGANIZATION

         Adirondack Pure Springs Mt. Water Co., Inc. (the Company) is a New York corporation established in March, 1997. It was formed to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. The Company plans to bottle its drinking water at the source near the village of Lake George, New York. The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides exclusive rights to four water sources, as well as five acres of property to build a 50,000 square foot bottling plant. The Company's primary water source flows into a protected, natural mountain and spring reservoir at a minimum rate of 560,000 gallons per day of high quality, natural and mountain spring water. This reservoir is located 2,700 feet up a mountain from the proposed bottling plant site.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost when acquired. Improvements that significantly add to the productive capacity or extend the useful life of the related asset are capitalized. Site development costs will be amortized over the lesser of the life of the lease or asset. Office equipment will be depreciated over the estimated useful lives of the assets ranging from 3 to 7 years. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense in the period incurred.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         INCOME TAXES - The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws that are in effect.

         METHOD OF ACCOUNTING - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred. Income is considered earned when customers are billed for delivered products.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               FEBRUARY 28, 1999
================================================================================

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         IMPAIRMENT OF LONG-LIVED ASSETS - Long-lived assets (i.e., property , plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related asset.

         EARNINGS PER SHARE - Effective for the year ended February 28, 1998, the Company adopted Statement of Financial Standards No. 128. Earnings Per Share ("FAS 128"). FAS 128 replaces prior earnings per share ("EPS") reporting requirements and requires the dual presentation of basic and diluted EPS. Basis EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

         INCENTIVE STOCK OPTIONS - The Company adopted a stock incentive plan on July 1, 1998. The plan enables the Company to grant incentive stock options, nonqualified options and stock appreciation rights for up to
         1.5 million shares of the Company's common stock. All options must conform to federal income tax regulations and have an exercise price of not less than the fair market value of shares at the date of the grant (110% of fair market value for ten percent or more shareholders).

         For financial statement purposes, compensation expense would be recorded only if the options were issued below fair market value. As of August 4, 1998, the Company had issued incentive stock options to purchase 100,000 shares of common stock at an exercise price of $.20 per share.

NOTE 3 - LOAN PAYABLE

         At February 28, 1998, the Company had been advanced funds from a related party. These amounts were non-interest bearing. During the subsequent fiscal year $200,233 of such loans were converted into preferred stock (see also Note 6).

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               FEBRUARY 28, 1999
================================================================================

NOTE 4 - INCOME TAXES

         No provision for income taxes is required as the Company has incurred losses during its development stage. These losses are available to offset taxable years in the future. The losses will be available until 2017 and 2018, respectively.

NOTE 5 - COMMON STOCK (CONTINUED)

         The Company's certificate of incorporation provided for 200 shares of common stock, no par value. On August 5, 1998, the shareholders amended the certificate of incorporation. The Company is now authorized for 40,000,000 shares of common stock, $.01 par value. Consequently, the initial shareholders were given a 133,590 for one stock split.

         Also, during 1998, the Company entered into an offering of 2,000,000 shares of common stock at an offering price of $.50 per share. Under this offering 522,000 shares were issued.

NOTE 6 - PREFERRED STOCK

         In August, 1998, the Company amended its certificate of incorporation to authorize the issuance of 1,000,000 shares of undesignated preferred stock with a $.01 par value. The Board of Directors is authorized to issue preferred stock in one or more series with varying designations, preferences or other special rights.

         The Board has authorized the issue of 20,000 shares of Series A redeemable preferred stock, par value $.01 per share. Series A redeemable preferred stock shall contain preferential liquidation rights in the amount of $200,233 but is not entitled to dividends or voting rights, except as to matters which may adversely affect the rights of the Series A redeemable preferred stock or as otherwise required by law. Redemption of this stock, at the Company's options, could start January 1, 2000 through payments of up to 20% of the Company's pre-tax profit.

NOTE 7 - COMMITMENTS, CONTINGENCIES

         The Company has been approved for a four million six hundred and twenty-five thousand dollars ($4,625,000) by the Counties of Warren and Washington Industrial Development Agency bond issue loan for the purpose of constructing up to 50,000 square foot bottling plant. The Company has until July 31, 2000 to begin the bond offering.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               FEBRUARY 28, 1999
================================================================================

NOTE 7 - COMMITMENTS, CONTINGENCIES (CONTINUED)

         PROPERTIES - The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four
         (4) pure water sources, as well as five (5) acres of property for construction of up to a 50,000 square foot bottling plant. The lease term for the water source is for five (5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

         The Company has entered into a five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

         Minimum annual rentals for the year ending:

                  February 29, 2000                    $87,490
                  February 28, 2001                     89,790
                  February 28, 2002                     92,182
                  February 28, 2003                     69,669
                  February 28, 2004                          0

         The Company intends to enter into an employment agreement with David Sackler, its President and Chief Executive Officer, for a term of five years at a salary of $100,000 per year. The Company intends to enter into an employment agreement with Douglas Aver, its Project Manager, for a term of three years at a salary of $32,500 per year. As of the date of this report, no agreements had been signed; the expenses and liabilities associated with the verbal agreements have been reported in these financial statements, with an effective date of March 1, 1997.

NOTE 8 - RENTAL INCOME

         The Company entered into a sublease agreement for a portion of its office space. The sublease term is October 1, 1998 to September 30, 2003 at a minimum annual rental of $28,500. As of February 28, 1999, the subtenant is in default of the terms of the lease and has not made the required lease payments. Consequently, no income accrual has been made pending resolution of this matter.

         The Company has negotiated with a new subtenant for a two-year lease beginning August 1, 1999 with rent at $24,000 for Year 1 and $25,200 for Year 2. There is a two-year renewal option.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               FEBRUARY 28, 1999
================================================================================

NOTE 9 - RELATED PARTY TRANSACTION

         The Company has entered into a consulting agreement with CES Consulting Co., Inc. (CES). The agreement is for five (5) years beginning September 1, 1998 at an annual cost of $100,000 per year.


NOTE 10 - SUBSEQUENT EVENTS

         ACQUISITION - The Company is currently in negotiations to acquire 51% of Creative Beverages of Canada, a Canadian corporation. The negotiations include an option to acquire the remaining 49% within three (3) years. Creative Beverages has current clients and is a marketing company that holds certain trademarks and licenses. The cost of this acquisition is estimated at $35,000.

         Condensed financial data as of November 30, 1998:

                                  BALANCE SHEET

         ASSETS
              Advances to shareholders                    $         600
         ================================================================

         Liabilities
              Accounts Payable                                      500
         ----------------------------------------------------------------

         Equity
              Common Stock                                          600
              Retained Deficit                                     (500)
         ----------------------------------------------------------------

         Total Equity                                              (100)
         ----------------------------------------------------------------
         TOTAL LIABILITIES AND EQUITY                     $         600
         ================================================================

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               FEBRUARY 28, 1999
================================================================================

NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)

                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      For the Year Ended November 30, 1998

         Revenue                                          $           0

         Cost of Goods Sold                                           0
         ----------------------------------------------------------------
         Gross Margin                                                 0

         General and Administrative Expenses                        500
         ----------------------------------------------------------------
         Net Income (Loss)                                $        (500)
         ================================================================

         The Company is awaiting completion of negotiations with Goebel Marketing and Sales (Goebel) for a marketing and sales agreement. Goebel will provide the marketing and sales of the Company's Aviva brand of water. Goebel will receive a commission of 5% of gross sales of private labels, including Met-Rx.

         SALES - The Company has negotiated an exclusive agreement with Conca D'Oro Importers of Woodside, New York whereas the Company will act as the exclusive provider for CDI for its private label water products. The agreement's term is June 4, 1999 to December 3, 2000. Conca D'Oro committed to the purchase of 500,000 bottles at $5.45 per case. This contract is renewable at Conca D'oro's option in increments of 250,000 bottles at a price to be determined at the time any renewal is requested, for a period of one year after expiration of the original agreement. Conca D'oro must compensate the Company for any units not purchased under the minimum commitment.

         DISTRIBUTION - The Company entered into a distribution agreement on June 4, 1999. The agreement extends until December 31, 2009. Under the terms of the agreement, the Company will pay the distributor $1.25 per case of the products delivered to the retailer. The distributor agrees that during the term hereof it will not carry or distribute bottled water other than the Company's products.

         OTHER - The Company has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company are principals. The agreement was to begin on September 1, 1998 or upon the achievement of certain conditions. The agreement is for a period of 5 years at the rate of $2,000 per month. As of February 28, 1999, these conditions have not been achieved.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               FEBRUARY 28, 1999
================================================================================

NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)

         PRIVATE PLACEMENT - The Company has signed a letter of intent concerning an underwriting agreement with First Madison Securities to effectuate a public offering of its securities (the "Offering") and a private placement that is to raise $1,500,000. This private placement is currently in process. It is anticipated that the Offering will consist of the sale by the Company of a $4,625,000 Industrial Development bond, and/or a "best efforts" equity offering of up to five million dollars ($5,000,000) . Provided all units being offered are sold within the Offering period, the Company shall issue and sell at the closing of the proposed underwriting, to the Underwriter warrants to purchase from the Company one (1) unit for every ten (10) units sold (the "Underwriter's Warrants") in the offering at a price of $.001 per warrant. The Underwriter's Warrants will be exercisable at 150% of the Offering price for a period of two (2) years commencing one year from the date of the prospectus.

         The Company has an agreement (dated June 2, 1999) for the services of MRK Enterprises, Inc. for the preparation of the offering memorandum, printing costs, filing of 15c211 and Form 10SB with the SEC for 2,000,000 common shares.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.


                                                   (A DEVELOPMENT STAGE COMPANY)



================================================================================

                                                            FINANCIAL STATEMENTS

                                                      NOVEMBER 30, 1999 AND 1998

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                                                                         BALANCE SHEET

                                                                                                          NOVEMBER 30,

======================================================================================================================
                                                                                             1999               1998
ASSETS

CURRENT ASSETS
     Cash                                                                           $       4,384      $     104,944
     Accounts Receivable - Trade                                                           31,132                  0
     Deferred Offering Costs                                                                2,450              7,500
     Inventory                                                                             24,034                  0
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                       62,000            112,444
----------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
     Site Development                                                                      77,466             77,466
     Office Equipment                                                                       7,824              5,300
     Accumulated Depreciation, Amortization                                                (5,903)               (88)
----------------------------------------------------------------------------------------------------------------------
TOTAL PROPERTY AND EQUIPMENT                                                               79,387             82,678
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
     Deposits                                                                              13,507                  0
     Security Deposits                                                                     24,712             24,712
----------------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                                         38,219             24,712
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                        $     179,606      $     219,834
======================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
     Accounts Payable                                                               $     147,694      $      35,065
     Accrued Salary                                                                       150,333            158,333
     Payroll Taxes Payable                                                                 32,376              4,564
     Loan Payable                                                                          81,467             22,555
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                 411,870            220,517
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
     Common Stock - Authorized 40,000,000 Shares $.01 Par Value;
      15,881,000 and 13,881,000 Issued and Outstanding                                     35,220             15,220
     Preferred Stock - Series A, Authorized, 1,000,000 at $.01 Par
      Value; 20,000 Shares Issued                                                             200                200
     Paid-in Capital - Common                                                             224,650            169,650
     Paid-in Capital - Preferred                                                          200,033            200,033
     Deficit Accumulated During Development Stage                                        (692,367)          (385,786)
----------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                                     (232,264)              (683)
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $     179,606      $     219,834
======================================================================================================================

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                                          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         FOR THE PERIOD MARCH 7, 1997 (INCEPTION) TO NOVEMBER 30, 1999

======================================================================================================================
                                                                                                          Accum-
                                       Preferred     Stock       Common        Stock       Paid-in        ulated
                                        Shares      Amount       Shares       Amount       Capital        Deficit
----------------------------------------------------------------------------------------------------------------------
Balance - March 7, 1997
 (inception)                                 0        $  0               0     $     0     $      0      $       0

Sale of Stock                                                          100      10,000                           0

Loss for Period                                                                                           (224,246)
----------------------------------------------------------------------------------------------------------------------
Balance - February 28, 1998                  0           0             100      10,000            0       (224,246)

Amendment to Certificate of
 Incorporation - Stock Split                                    13,358,900      10,000            0              0

Conversion of Loan to
 Preferred Stock                        20,000         200                                  200,033              0

Sale of Stock                                                      522,000       5,220      169,650              0

Loss for Nine Months Ended
 November 30, 1998                                                                                        (161,540)
----------------------------------------------------------------------------------------------------------------------
Balance - November 30, 1998             20,000         200      13,881,000      15,220      369,683       (385,786)

Stock Issued for Professional
 Fees                                                            2,000,000      20,000       55,000              0

Loss for the Year Ended
 November 30, 1999                                                                                        (306,581)
----------------------------------------------------------------------------------------------------------------------
Balance - November 30, 1999             20,000        $200      15,881,000     $35,220     $424,683       (692,367)
======================================================================================================================

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                              STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

======================================================================================================================
                                                                                                      March 7, 1997
                                                                 March 1, 1998      March 1, 1999     (inception) to
                                                                  to November       to November 30,    November 30,
                                                                   30, 1998             1999               1999
----------------------------------------------------------------------------------------------------------------------
REVENUES
     Sales                                                       $           0      $      49,025     $      49,025
----------------------------------------------------------------------------------------------------------------------
COST OF SALES
     Beginning Inventory                                                     0                  0                 0
     Bottling Units                                                          0             51,521            56,956
     Site Expense                                                        2,500              2,389             2,389
     Rent - Site                                                        10,000             20,000            37,500
     Salaries                                                                0                  0            45,675
     Amortization                                                            0              4,385             4,385
     Less:  Ending Inventory                                                 0            (24,034)          (24,034)
----------------------------------------------------------------------------------------------------------------------
TOTAL COST OF SALES                                                     12,500             54,261          (122,871)
----------------------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS)                                                    (12,500)            (5,286)          (73,846)
----------------------------------------------------------------------------------------------------------------------
EXPENSES
     Officer's Salary                                                   75,000             75,000           258,333
     Consulting, Professional Fees                                      55,725             78,690           160,235
     Commissions                                                             0                900               900
     Office Rent, Expenses                                              20,355             50,532            98,822
     Taxes                                                                 535              2,295             6,555
     Insurance                                                             250                  0             7,153
     Travel, Auto Expense                                                    0              5,579            17,784
     Equipment Rental                                                        0                  0             8,399
     Supplies, Miscellaneous                                                 0                  0             6,496
     Depreciation                                                            0              1,174             1,519
----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                         151,865            214,170           566,196
----------------------------------------------------------------------------------------------------------------------
OTHER INCOME EXPENSES
     Rent Income                                                         2,825             17,550            22,675
     Startup Costs                                                           0            (75,000)          (75,000)

TOTAL OTHER INCOME (EXPENSES)                                            2,825            (57,450)          (52,325)
----------------------------------------------------------------------------------------------------------------------
NET (LOSS)                                                            (161,540)          (276,856)         (692,367)
----------------------------------------------------------------------------------------------------------------------

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                              STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                                                                                                           (CONTINUED)

======================================================================================================================
                                                                                                      March 7, 1997
                                                                 March 1, 1998      March 1, 1999     (inception) to
                                                                  to November       to November 30,    November 30,
                                                                   30, 1998             1999               1999
----------------------------------------------------------------------------------------------------------------------
DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - BEGIN                                       $    (224,246)      $   (415,511)    $          0

DEFICIT ACCUMULATED DURING
 DEVELOPMENT STAGE - END                                         $    (385,786)      $   (692,367)    $   (692,367)
----------------------------------------------------------------------------------------------------------------------
(LOSS) PER SHARE - BASIC                                         $        (.03)      $       (.05)    $       (.05)

(LOSS) PER SHARE - DILUTED                                       $        (.03)      $       (.05)    $       (.05)
----------------------------------------------------------------------------------------------------------------------
SHARES USED IN PER SHARE
 CALCULATION - Basic                                                13,881,000         14,192,333       14,192,333
SHARES USED IN PER SHARE
 CALCULATION - Diluted                                              13,881,000         14,192,333       14,192,333
======================================================================================================================

                                                                           ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                                                         (A DEVELOPMENT STAGE COMPANY)

                                                                                               STATEMENT OF CASH FLOWS

======================================================================================================================
                                                                                                      March 7, 1997
                                                                 March 1, 1998      March 1, 1999     (inception) to
                                                                  to November       to November 30,    November 30,
                                                                   30, 1998             1999               1999
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                    $   (161,540)      $   (276,856)    $    (692,367)
     Adjustments to Reconcile Net Income to Net
      Cash Provided by Operating Activities:
       Depreciation and Amortization                                       88              5,558             5,903
       Increase in Accounts Receivable                                                   (31,132)          (31,132)
       Increase in Inventory                                                             (24,034)          (24,034)
       Increase in Accrued Expense                                     75,000              7,000           150,333
       Increase in Deferred Offering Costs                                                (2,450)           (2,450)
       (Decrease) Increase in Accounts Payable                            (65)           147,694           147,694
       Increase in Payroll Taxes Payable                                4,564             26,429            32,376
----------------------------------------------------------------------------------------------------------------------
NET CASH (USED) PROVIDED BY
 OPERATING ACTIVITIES                                                 (81,823)          (147,791)         (413,677)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Site Development                                                 (17,296)                 0           (77,466)
     Purchase of Office Equipment                                      (5,300)                 0            (7,824)
     Increase in Security Deposits                                     (4,712)                 0           (24,712)
     Deposits for Acquisition                                               0            (13,507)          (13,507)
----------------------------------------------------------------------------------------------------------------------
NET CASH (USED) BY INVESTING
 ACTIVITIES                                                           (27,308)           (13,507)         (123,509)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM BY FINANCING ACTIVITIES
     Issuance of Preferred Stock                                            0                  0           200,233
     Increase in Loan Payable                                          38,663             81,125            81,467
     Sale of Common Stock                                             174,870             75,000           259,870
----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                                           213,533            156,125           541,570
----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                       104,402             (5,173)            4,384

CASH - BEGINNING                                                          542              9,557                 0
----------------------------------------------------------------------------------------------------------------------
CASH - ENDING                                                    $    104,944       $      4,384     $       4,384
======================================================================================================================
SUPPLEMENTAL DISCLOSURES:
     Conversion of Loan Payable to Preferred Stock               $                  $          0     $     200,233
     Stock Issued for Professional Fees                          $                  $     75,000     $      75,000
======================================================================================================================

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               NOVEMBER 30, 1999
================================================================================

NOTE 1 - ORGANIZATION

         Adirondack Pure Springs Mt. Water Co., Inc. (the Company) is a New York corporation established March, 1997. It was formed to extract, distribute and contract private label mountain water from a stream and spring fed reservoir in both bulk and bottled forms in the northeastern United States. The Company plans to bottle its drinking water at the source near the village of Lake George, New York. The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides exclusive rights to four water sources, as well as five acres of property to build a 50,000 square foot bottling plant. The Company's primary water source flows into a protected, natural mountain and spring reservoir at a minimum rate of 560,000 gallons per day of high quality, natural and mountain spring water. This reservoir is located 2,700 feet up a mountain from the proposed bottling plant site.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost when acquired. Improvements that significantly add to the productive capacity or extend the useful life of the related asset are capitalized. Site development costs will be amortized over the lesser of the life of the lease or asset. Office equipment will be depreciated over the estimated useful lives of the assets ranging from 3 to 7 years. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense in the period incurred.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         INCOME TAXES - The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates and laws that are in effect.

         METHOD OF ACCOUNTING - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred. Income is considered earned when customers are billed for delivered products.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               NOVEMBER 30, 1999
================================================================================

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         ACCOUNTS RECEIVABLE - Management considers all accounts receivable to be collectible. Therefore, no allowance for bad debts has been included in the statements.

         IMPAIRMENT OF LONG-LIVED ASSETS - Long-lived assets (i.e., property , plant and equipment) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss will be recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related asset.

         EARNINGS PER SHARE - Effective for the year ended February 28, 1998, the Company adopted Statement of Financial Standards No. 128, Earnings Per Share ("FAS 128"). FAS 128 replaces prior earnings per share ("EPS") reporting requirements and requires the dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

         INVENTORY - The Company reports inventory at the lower of cost or market value using the first-in, first-out method. Inventory consists of bottles and packaging materials. Inventory is decreased based on the number of units bottled per customer orders.

         INCENTIVE STOCK OPTIONS - The Company adopted its stock incentive plan on July 1, 1999. The Plan enables the company to grant incentive stock options, nonqualified options and stock appreciation rights for up to
         1.5 million shares of the Company's common stock. All options must conform to federal income tax regulations and have an exercise price of not less than the fair market value of shares at the date of the grant (110% of fair market value for ten percent or more shareholders).

         The Company issued options for 100,000 shares at $0.20 per share on August 4, 1998. This price per share was determined to approximate fair market value and therefore, no compensation expense has been reported in these financial statements.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               NOVEMBER 30, 1999
================================================================================

NOTE 3 - LOAN PAYABLE

         At February 28, 1998, the Company had been advanced funds from a related party. These amounts were non-interest bearing. During the subsequent fiscal year $200,233 of such loans were converted into preferred stock (see also Note 6). The balance represents additional advances during the current three-month period and are non-interest bearing.

NOTE 4 - INCOME TAXES

         No provision for income taxes is required as the Company has incurred losses during its development stage. These losses are available to offset taxable years in the future. The losses will be available until 2017 and 2018, respectively.

NOTE 5 - COMMON STOCK

         The Company's Certificate of Incorporation provided for 200 shares of common stock, no par value. On August 5, 1998, the shareholders amended the Certificate of Incorporation. The Company is now authorized for 40,000,000 shares of common stock, $.01 par value. Consequently, the initial shareholders were given a 133,590 for one stock split.

         Also, during 1998, the Company entered into an offering of 2,000,000 shares of common stock at an offering price of $.50 per share. Under this offering 522,000 shares were issued.

NOTE 6 - PREFERRED STOCK

         In August, 1998, the Company amended its Certificate of Incorporation to authorize the issuance of 1,000,000 shares of undesignated preferred stock with a $.01 par value. The Board of Directors is authorized to issue preferred stock in one or more series with varying designations, preferences or other special rights.

         The Board has authorized the issuance of 20,000 shares of Series A redeemable preferred stock, par value $.01 per share. Series A redeemable preferred stock shall contain preferential liquidation rights in the amount of $200,233 but is not entitled to dividends or voting rights, except as to matters which may adversely affect the rights of the Series A redeemable preferred stock or as otherwise required by law. Redemption of this stock, at the Company's option, could start January 1, 2001 through payments of up to 20% of the Company's pre-tax profit.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               NOVEMBER 30, 1999
================================================================================

NOTE 7 - COMMITMENTS, CONTINGENCIES

         The Company has been approved for a bond offering loan of four million six hundred and twenty-five thousand dollars ($4,625,000) by the Counties of Warren and Washington Industrial Development Agency for the purpose of constructing an up to 50,000 square foot bottling plant. The Company has until July 31, 2000 to begin the bond offering.

         PROPERTIES - The Company has an exclusive ground and water lease with the Incorporated Village of Lake George, which provides rights to four
         (4) pure water sources, as well as five (5) acres of property for construction of an up to a 50,000 square foot bottling plant. The lease term for the water source is for five (5) years expiring May 2002 with two five (5) year renewal options. If the plant is constructed, the lease term extends to 2029. At the termination of the lease, all improvements become the property of the Village. Initial base rent for water $.001 per gallon with a minimum $30,000 commencing in the second year of the lease.

         The Company has entered into a five-year lease for office space. The lease term is from October 1, 1998 through September 30, 2003.

         Minimum annual rentals for the year ending:

                  November 30, 2000            $  88,842
                  November 30, 2001               89,132
                  November 30, 2002               75,126
                  November 30, 2003               37,743
                  November 30, 2004                8,712
                                             -----------
                                               $ 299,555
                                             ===========

         The Company has entered into an employment agreement with David Sackler, its President and Chief Executive Officer, for a term of five years at a salary of $100,000 per year. The Company has to entered into an employment agreement with Douglas Aver, its Project Manager, for a term of three years at a salary of $32,500 per year.

NOTE 8 - RENTAL INCOME

         The Company has negotiated with a subtenant for a two-year sublease beginning August 1, 1999 with rent at $24,000 for Year 1 and $25,200 for Year 2. There is a two-year renewal option.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               NOVEMBER 30, 1999
================================================================================

NOTE 9 - RELATED PARTY TRANSACTION

         The Company has entered into a consulting agreement with CES Consulting Co., Inc. (CES). The agreement is for five (5) years beginning September 1, 1998 at an annual cost of $100,000 per year.


NOTE 10 - SUBSEQUENT EVENTS

         ACQUISITION - The Company has agreed in principal to acquire 51% of Creative Beverages of Canada, a Canadian corporation. The negotiations include an option to acquire the remaining 49% within three (3) years. Creative Beverages has current clients and is a marketing company that holds certain trademarks and licenses. The cost of this acquisition is estimated at $35,000. The Company has expended $13,507 on this project.

         Condensed financial data as of November 30, 1999

                                  BALANCE SHEET
         Assets
              Accounts Receivable                               $    11,832
              Investments                                            88,731
         --------------------------------------------------------------------
         Total Assets                                               100,563
         --------------------------------------------------------------------
         Liabilities
              Accounts Payable                                       44,890
              Shareholder Loans                                     103,155
         --------------------------------------------------------------------
         Total Liabilities                                          148,045
         --------------------------------------------------------------------
         Equity
              Common Stock                                              600
              Retained Deficit                                      (48,082)
         --------------------------------------------------------------------
         Total Equity                                               (47,482)
         --------------------------------------------------------------------
         TOTAL LIABILITIES AND EQUITY                           $   100,563
         ====================================================================

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               NOVEMBER 30, 1999
================================================================================

NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)

                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      For the Year Ended November 30, 1998

         Revenue                                                $   192,930

         Cost of Goods Sold                                         176,620
         --------------------------------------------------------------------

         Gross Margin                                                16,310

         General and Administrative Expenses                         64,092
         --------------------------------------------------------------------
         Net Income (Loss)                                      $   (47,782)
         ====================================================================

         MARKETING - The Company is negotiating with Leisure Concepts, Inc. for two license agreements for supplying bottled water for World Championship Wrestling and Pokemon. The fee arrangement has not been completed, but management feels that the fee will be 12%.

         The Company is negotiating a five (5) year licensing agreement with Met-Rx USA-Source/One for the sale of its water, for a fee of 5% of gross sales. The Company is also negotiating a joint marketing agreement with the Met-RX for the Company's Aviva Springs labeled water.

         The Company is awaiting completion of negotiations with Goebel Marketing and Sales (Goebel) for a marketing and sales agreement. Goebel will provide the marketing and sales of the Company's Aviva brand of water. Goebel will receive a commission of 5% of gross sales of private labels, including Met-Rx.

         SALES - The Company has negotiated an exclusive agreement with Conca D'Oro Importers of Woodside, New York whereas the Company will act as the exclusive provider for CDI for its private label water products. The agreement's term is June 4, 1999 to December 3, 2000.

         Conca D'oro committed to the purchase of 500,000 bottles at $5.45 per case. This contract is renewable at Conca D'oro's option in increments of 250,000 bottles at a price to be determined at the time any renewal is requested, for a period of one year after expiration of the original agreement. Conca D'oro must compensate the company for any units not purchased under the minimum commitment.

         The Company has negotiated a sales agreement with Nutrition Club Stores
         (NCS) for the national distribution of its water to local gyms.

                                     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.

                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

                                                               NOVEMBER 30, 1999
================================================================================

NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)

         DISTRIBUTION - The Company entered into a distribution agreement on June 4, 1999. The agreement extends until December 31, 2009. Under the terms of the agreement, the Company will pay the distributor $1.25 per case of the products delivered to the retailer. The distributor agrees that during the term hereof it will not carry or distribute bottled water other than the products.

         OTHER - The Company has agreed to enter into a business consulting agreement with Madison Venture Capital II, Inc., of which two shareholders of the Company are principals. The agreement was to begin on September 1, 1998 or upon the achievement of certain conditions. The agreement is for a period of 5 years at the rate of $2,000 per month. As of February 28, 1999, these conditions have not been achieved.

         The Company's labeled water has been named the official water for 1999 for the Mr. Olympia and Fitness Olympia contest by the International Federation of Body Builders.

         PRIVATE PLACEMENT - The Company has signed a letter of intent concerning an underwriting agreement with First Madison Securities to effectuate a public offering of its securities (the "Offering") and a private placement. Management originally intended to raise $1,500,000 pursuant to this placement, but currently expects to raise $1,305,000. This private placement is currently in process. It is anticipated that the Offering will consist of the sale by the Company of a $4,625,000 Industrial Development bond, and/or a "best efforts" equity offering of up to five million dollars ($5,000,000) . Provided all units being offered are sold within the Offering period, the Company shall issue and sell at the closing of the proposed underwriting, to the Underwriter warrants to purchase from the Company one (1) unit for every ten (10) units sold (the "Underwriter's Warrants") in the offering at a price of $.001 per warrant. The Underwriter's Warrants will be exercisable at 150% of the Offering price for a period of two
         (2) years commencing one year from the date of the prospectus.

         The Company has an agreement (dated June 2, 1999) for the services of MRK Enterprises, Inc. for the preparation of the offering memorandum, printing costs, filing of 15(c)2-11 and Form 10 with the SEC for 2,000,000 common shares.

                   ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
                          125 MICHAEL DRIVE, SUITE 101
                             SYOSSET, NEW YORK 11791


In accordance with Item 310(b) of Regulation S-B, it is the opinion of management that all adjustments necessary in order to make the financial statements not misleading have been made.

                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION
-------                 -----------

Exh 27             Financial Data Schedule